Exhibit 99.10

April 27, 2020

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Cresco Labs Inc. (“Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General
Meeting Date:	June 15, 2020
Record Date for Notice of Meeting:	May 11, 2020
Record Date for Voting:	May 11, 2020
Beneficial Ownership Determination Date:	May 11, 2020
Class of Securities Entitled to Vote:	Subordinate Voting/ Proportionate Voting/ Super Voting
ISIN:	CA22587M1068/ CA22587M2058
Meeting Location:	To be determined
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

signed “Jacquie Fisher”

Jacquie Fisher

Director, Client Services